SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR NEGOTIATIONS FOR A BOEING MAX10 ORDER END WITHOUT AGREEMENT

Ryanair, Europe's No.1 airline, today (Mon 6th Sept) announced that its negotiations with Boeing for a MAX10 order (to follow its current deliveries for 210 B737-8200 "Gamechanger" aircraft) have ended without any agreement on pricing.

Ryanair will take delivery of over 200 B737 "Gamechanger" aircraft over the next 5 years from 2021 to 2025. These deliveries will see Ryanair's fleet grow to over 600 aircraft capable of carrying over 200m guests p.a.

Ryanair and Boeing have been in discussions about a large follow on order for Boeing MAX10 aircraft over the past 10 months. However, last week it became clear that the pricing gap between the partners could not be closed and accordingly, both sides have agreed to waste no more time on these negotiations.

Ryanair's Michael O'Leary said:

 "We are disappointed we couldn't reach agreement with Boeing on a MAX10 order. However, Boeing have a more optimistic outlook on aircraft pricing than we do, and we have a disciplined track record of not paying high prices for aircraft.

We have a more than sufficient order pipeline to allow us to grow strongly over the next 5 years with a Boeing 737 fleet, which will rise to over 600 aircraft and will enable Ryanair to capitalise on the extraordinary growth opportunities that are emerging all over Europe as the Continent recovers from the Covid pandemic.

We do not share Boeing's optimistic pricing outlook, although this may explain why in recent weeks other large Boeing customers such as Delta and Jet2, have been placing new orders with Airbus, rather than Boeing".

ENDS

For further info
please contact:                    Press Office                                 Piaras Kelly
Ryanair DAC                              Edelman Ireland
Tel: +353-1-9451799                  Tel: +353-1-592 1330
press@ryanair.com                       ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 06 September, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary